PAID, INC.
200 Friberg Parkway, Suite 4004
Westborough, MA  01581

November 7, 2016

Ms. Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Office of Consumer Products
450 Fifth Street, N.W.
Washington, D.C, 20549

Re:           PAID, Inc.
Amendment No. 2 to Preliminary Consent Solicitation on
Schedule 14A
Filed on October 28, 2016
File No. 000-28720

Dear Ms. Ransom:

On behalf of Paid, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated November 2, 2016 with respect to the filing referenced above.  The following repeats your comment with the Company’s response:

Background of the Offer, page 35

1.
Your filing indicates that the consideration offered to security holders of emergeIT consists wholly of securities exempt from registration under the Securities Act of 1933.  In this regard, please elaborate on the role of the “payment partner” you reference on page 27 and any subsequent negotiations with potential payment partners.

Response: We have clarified the reference as follows:  On September 21, 2016, Mr. Lewis visited Toronto, Canada offices with Mr. Pratt to introduce Mr. Pratt to spindle, a new company that facilitates the processing of credit card payments.

emergeIT Audited Financial Statements for the nine months ended December 31, 2015 and the year ended March 31, 2016, Appendix P

General

2.
It appears from your filing that energeIT’s fiscal year end is March 31, and we note your inclusion of emergeIT’s audited financial sratements for the year ended March 31, 2015 and the nine months ended December 31, 2015.  Please revise your filing to include financial statements for emergeIT’s most recent fiscal year.  Refer to Item 14(c)(2) of Schedule 14A and Item 17(b)(7) of form S-4.

Response:  We have corrected our statement to provide that the audited financials are dated as of March 31, 2015, not 2016.  We have received confirmation in writing from emergeIT that its fiscal year end is now December 31.

Report of Independent Registered Public Accounting Firm, page P-1

3.
We note your disclosure on page 30 that “emergeIT engaged BDO Canada LLP in 2015 to audit its most recent financial statements for the nine months ended December 31, 2015, and for the year ended March 31, 2016.”  The included audit report does not identify BDO Canada LLP as the auditing firm, and states that the independent registered public accounting firm audited emergeIT’s financial statements as of December 31, 2015 and March 31, 2015.  Furthermore, emergeIT’s financial statements included in the filing relate to the financial periods for the year ended March 31, 2015, and the nine months ended December 31, 2015, and it is unclear whether these financial statements are audited financial statements.  Please amend your filing to revise these inconsistencies, and to include a signed audit repor.

Response:  We have corrected our statement to provide that the audited financials are dated as of March 31, 2015, not 2016.  We have received confirmation in writing from emergeIT that its fiscal year end is now December 31.  Further, we include the signed audit report.

In furtherance of your request, the undersigned hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us or our counsel, Michael Refolo, Mirick O’Connell at 508-929-1622 (mrefolo@mirickoconnell.com) with any additional comments or questions.

Very truly yours,

PAID, Inc.

By: /s/ W. Austin Lewis, IV
       W. Austin Lewis, IV
       President and Chief Executive Officer